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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]





            Vodafone terminates its standstill on the acquisition of
                            Vivendi Universal shares


Paris, July 25, 2003 - Vodafone has given Vivendi Universal (Paris Bourse: EX FP; NYSE: V) six months' notice of its intention to end its commitment not to purchase Vivendi Universal shares.

The standstill clause, extendable tacitly, was one of the measures included in the agreement signed by Vivendi Universal and Vodafone on January 29, 2000 covering the development of Vizzavi, the European multi-access portal. The clause precluded Vodafone from acquiring Vivendi Universal shares directly or indirectly, alone or in conjunction with other parties.

This standstill clause, originally covering a period of three years and later increased to four, offered the possibility of termination by Vodafone with six months' notice.

As a result of this notification Vodafone's standstill period will end on January 30, 2004.

Important Disclaimer:
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

CONTACTS:

Media
Paris
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086